FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST SIGNS AGREEMENT WITH JED OIL INC.

Enterra and JED Announce Management Changes

Enterra to Announce Third Quarter Financial Results and Hold Conference Call on Tuesday, November 9th

Calgary, AB - October 21, 2004 – Enterra Energy Trust ("Enterra") (NASDAQ: EENC, TSX: ENT.UN) and JED Oil Inc. ("JED") (Amex: JDO) today announced the signing of a Farm-in Agreement whereby JED will develop certain projects related to the properties recently acquired by Enterra in the Rocky Mountain Energy transaction. JED will spend 100% of the capital costs to earn a 65% working interest in these projects. Enterra will retain a 35% carried interest.

The development program includes infill and step out drilling opportunities. The first phase of the development program will start in November of 2004.

Rocky Mountain Acquisition

The Rocky Mountain acquisition was accretive to Enterra in several key measures including reserves, production and cash flow. The properties acquired include 1.6 million boe of proved producing reserves and 3.0 million boe of proved plus probable reserves based on the August 1, 2004 reserve report completed by independent engineers Trimble Engineering Associates Ltd. There is potential for additional reserves to be added through development drilling, which JED will develop under the Farm-in Agreement as described above.

Production from the Rocky Mountain properties is currently approximately 1,500 boe/d with 68% oil and 32% natural gas. The average oil quality of these properties is lighter than Enterra’s current oil mix.

Rocky Mountain’s general and administrative expenses were in excess of $4.00 per boe (based on the six months results ended July 31, 2004). The majority of these expenses will be eliminated by combining the operations of Enterra and Rocky Mountain.

The Rocky Mountain assets currently generate approximately $925,000 in monthly cash flow (based on the three months results ended July 31, 2004, adjusted for the elimination of redundant G&A expenses). The acquisition is also accretive on a per unit basis. The monthly cash flow of $925,000 divided by the 25 million units outstanding (including the 1,946,576 trust units issued in connection with the Rocky Mountain transaction) adds incremental cash flow of $0.04 per unit which will help support Enterra’s future distributions.

Management Changes

Enterra Energy Trust

In other news, Enterra announced that Luc Chartrand will step down as President and CEO of Enterra at the end of this year and Enterra’s Chairman of the Board, Reg Greenslade, will assume his previous roles of President and CEO of Enterra at that time.

Mr. Chartrand became President and CEO of Enterra in November 2003 when Enterra converted to an energy trust. Prior to that time, Mr. Chartrand was CFO of Enterra and Mr. Greenslade was President and CEO. Mr. Chartrand, who will remain on Enterra’s Board of Directors, will continue to be involved in the areas of finance and investor relations on a consulting basis.

"Enterra’s success has afforded me a degree of financial independence which gave me an opportunity to redefine my role with Enterra and created an opportunity to focus on personal projects and interests," said Mr. Chartrand. "Reg has been an integral part of that success and as CEO once again, he will continue to focus on growing Enterra."

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Enterra Energy/JED Oil News Release Page 2

October 21, 2004

JED Oil Inc.

JED's business plan calls for rapid low cost development of fields where incremental oil/gas are present. JED has been active in organizing its initial opportunities and has made certain management assignments to increase its productivity. In that regard, Tom Jacobsen has assumed the position of CEO and to assist Mr. Jacobsen, the Company is pleased to announce that Al Williams has agreed to join JED as President, effective November 8, 2004. Reg Greenslade, who had been JED’s CEO, will continue as its Chairman of the Board.

"I worked with Al in building a successful energy company in the past," added Mr. Jacobsen "and I'm delighted that he will join our group and assist us in growing JED."

Mr. Williams was recently employed as Vice-President and Chief Operating Officer of Endev Energy Inc., a junior oil and gas exploration company based in Calgary, Alberta and listed on the Toronto Stock Exchange. Mr. Williams is a professional geologist with more than 25 years of experience in the oil and gas industry.

Enterra Conference Call

Enterra Energy Trust will issue its financial results for the third quarter ended September 30, 2004 on Tuesday, November 9, 2004, prior to the opening of the stock market. Management will also host a conference call later that morning at 9:00 am Mountain Time/11:00 am Eastern Time, to discuss these results, recent corporate news, including the transaction described above, and the outlook for Enterra. Interested parties may participate in the call by dialing 706-679-3057. Please call in 10 minutes before the conference is scheduled to begin and ask for the Enterra Energy conference call. After opening remarks, there will be a question and answer period; questions may be e-mailed in advance to llatman@equityny.com.

This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.enterraenergy.com. To listen to the live call, please go to Enterra Energy’s website at least 15 minutes early to register, and if necessary, download and install any audio software. If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.

About Enterra Energy

Headquartered in Calgary, Enterra Energy Trust is a Canadian oil and gas income trust operating in Western Canada. The Trust acquires, operates, and exploits crude oil and natural gas wells, focusing on low risk and low cost development.

Enterra currently pays out a monthly distribution of US$0.13. Additional information can be obtained at the Company’s website at www.enterraenergy.com

About JED Oil

Established in September 2003, JED Oil Inc. is an oil and natural gas company that has recently commenced operations and plans to develop and operate oil and natural gas properties principally in western Canada. JED Oil plans to expand the scope of its operations to the Western United States, where it plans to conduct exploration and development activities in connection with JMG Exploration, Inc. and Enterra.

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward-looking statements". These statements involve risks that could significantly impact the Company. These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties.
Company contacts: Enterra Energy Trust Reg Greenslade, 403/213-2507 Luc Chartrand, 403/213-2502 Lynn Wiebe, 403/538-3237 www.enterraenergy.com	Investor Relations: The Equity Group Inc. Linda Latman, 212/836-9609 www.theequitygroup.com
JED Oil Inc. . Bruce Stewart, CFO (403) 537-3250 www.jedoil.com